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                                   FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 4 TO
                                  ANNUAL REPORT
                                       OF
                          PROVINCE OF BRITISH COLUMBIA
                                    (CANADA)
                              (NAME OF REGISTRANT)

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  Date of end of fiscal year to which the annual report relates: March 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

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Title of issue            Amounts as to which                Names of exchanges
                          registration is effective          on which registered
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N/A                       N/A                                N/A
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        NAMES AND ADDRESSES OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:

                            Honourable Pamela Wallin
                                Brian Schumacher
                                 David Murchison
                           Canadian Consulate General
                             1251 Avenue of Americas
                            New York, New York 10020

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                                    COPIES TO

     Brice T. Voran         Winthrop B. Conrad, Jr.      Ministry of Finance
  Shearman & Sterling        Davis Polk & Wardwell       Provincial Treasury
  Commerce Court West        450 Lexington Avenue      Debt Management Branch
Suite 4405, P.O. Box 247      New York, New York        620 Superior Street
    Toronto, Ontario                10017           P.O. Box 9423, Stn Prov Govt
         Canada                                      Victoria, British Columbia
        M5L 1E8                                            Canada  V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

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                          PROVINCE OF BRITISH COLUMBIA

         In connection with the issuance by the Province of British Columbia of U.S.$500,000,000 aggregate principal amount of its 4.30% Bonds, Series BCUSG-3, due May 30, 2013 (the "Bonds"), the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the "Annual Report") for the fiscal year ended March 31, 2002 on Form 18-K as set forth below:

         The following additional exhibit is added to the Annual Report:

Exhibit 99.11: Fiscal Agency Agreement dated as of April 29, 2003, including the form of Bonds; Underwriting Agreement dated April 22, 2003, including the namees and addresses of the Underwriters; Opinion of the Assistant Deputy Attorney General, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.

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                                    SIGNATURE

         Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PROVINCE OF BRITISH COLUMBIA
                                      (Name of registrant)



                                      By:

April 29, 2003
Victoria, British Columbia            /s/  Jim Hopkins
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                                      Name:      Jim Hopkins
                                      Title:     Executive Director
                                                 Debt Management Branch
                                                 Provincial Treasury
                                                 Ministry of Finance


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                                  EXHIBIT INDEX

Exhibit 99.11: Fiscal Agency Agreement dated as of April 29, 2003, including the form of Bonds; Underwriting Agreement dated April 22, 2003, including the names and addresses of the Underwriters; Opinion of the Assistant Deputy Attorney General, Legal Services Branch, Ministry of Attorney General, in respect of the legality of the Bonds; and Schedule of Expenses.